PREMIUM PRODUCE MARKET X ACOPIA HARVEST



ABOUT ACOPIA HARVEST

- Founded in 2013, Acopia Harvest is comprised of scientists, engineers and entrepreneurs dedicated to promoting Earth-friendly technologies that will provide reliable and efficient solutions to the social, environmental and economic woes affecting communities worldwide

- Our focus is to develop and promote self-sufficiency in food, water and energy sources with our innovative technologies

- In tandem, educate and motivate society to become self-sufficient through the use of our technologies and programs

ABOUT HYDROPONICS

- Hydroponics is the art and science of growing plants in water vs. soil. The word was derived from the Greek words, HYDRO (water), and PONOS (labor), literally, "water working"

- Although hydroponics today involves tables, pots, pumps, and high tech lights, it is nothing new. It is a technique that was used by the ancient Mayans and Babylonians. The several types of methods and technologies are all based on the same intended result, which is to grow plants virtually anywhere year round regardless of climate or temperature.

- Hydroponics became popularized by the news media in the 1920s when a scientist named Dr. William F. Gericke of the University of California when he put laboratory experiments in plant nutrition on a commercial scale. In doing so he termed these nutriculture systems HYDROPONICS

ACOPIA HARVEST

- Our commitment to developing sustainable technologies and business practices led us to study various forms of alternative farming and existing available technologies.

- **"Gro-Stax"** is our own hydroponics system which designed to be

  o easy to use, accessible to anyone

  o Residential or Commercial

  o recommended as semi-automated; (less $, more human interaction)

  o adaptable to be fully automated with minimal man power required (more $, more expertise)



OUR APPROACH

- Grow-Stax is designed to decrease the barrier of entry to entrepreneurs and job seekers alike.

- Money and skills needed are decreased with semi-automation as opposed to full automation giving way to greater opportunity for entrepreneurs to invest in this model

- Entrepreneurs open pathways to career seekers

- Low skill barrier of entry allows for an easy path for worker and skill development while continuing high output

- Non-automation decreases up front cost, allowing faster startup with more immediate benefit to workforce

- Human based systems are more flexible and malleable to future changes which may be caused by demand fluctuation, environmental fluctuation, or novel improvements.

ACOPIA HARVEST EMPOWERS "PLANTS PER MILLION"

To leverage our technology into culture change and sustainable food systems, Acopia Harvest has developed PPM, a premium produce market to make available high quality, sustainable, locally grown produce with the intent of supporting local communities, producing jobs, and bolstering the food supply chain

PLANTS PER MILLION ADVANTAGES

- Premium Produce Market (PPM) is our answer to the rapidly growing demand for clean, local produce for New England

- PPM will open its doors to an already motivated client base and inspire other food industry participants to follow suit

- The simple model can be replicated in any city in the US

- PPM can be housed in a new or existing structure within a five to ten mile radius to a majority of the food related entities in any city

- PPM will be operated by experienced plant biologists, agronomists, technicians and experts in the field of hydroponics, as well as interns/students from partner organizations and universities studying in the fields of plant biology and/or hydroponics.

PLANTS PER MILLION@NEW ENGLAND OBJECTIVES

- Through membership, make our produce and facilities available to the New England food industry

- Capitalize on the growing demand for high quality premium produce

- Reinforce private and public support for healthy and sustainable living through our business model and associated marketing and promotional campaigns

- Offer local and regional businesses in New England an effective tool that will allow them to maintain or improve the quality of the food products they offer and serve

- Provide a short and reliable supply chain of farm to restaurant produce.

- Create meaningful career opportunities for the local communities. This facility will be able to hire 20-25 staff members either full-time, part-time and/or as a part of a college internship at maximum production and 4-6 staff members during initial start-up.

IMPROVED SUSTAINABLE FOOD PRODUCTION

Traditional Farming

- Expensive to purchase & maintain land
- Expensive equipment
- Climate fluctuations
- Limited space of land & soil
- Cost of fertilizers & pesticides
- Too time consuming
- Massive water consumption
- Lower nutritional value of produce
- Large environmental impact
- Use of harmful chemicals and pesticides

Acopia Hydroponic Farming

- Cost effective to maintain an indoor facility
- Manageable equipment
- Controllable climate and growing/harvesting environment year-round
- Vertical farming, efficient use of space
- Faster maturity rates for produce
- Dramatic reduction of water consumption
- Higher nutritional value of produce
- Significant positive environmental impact
- No use of harmful chemicals or pesticides

IMPROVED SUSTAINABLE FOOD PRODUCTION



Actual size of a facility and the amount of racks used will determine how many jobs can be created for a community

COMMONLY USED NFT DESIGNS



Standard production NFT system

- Standard systems measure 5-ft wide x 12-ft long x 3-ft tall table
- channels (2-in x 4-in) w/holes on 7.75-in centers (144 plant sites)



Typical use for NFT systems

- Greenhouses are the most commonly associated with NFT systems.
- Larger operations are made up of long extensions of systems on one level beds or tables
- Greenhouses take advantage of natural sunlight while still creating a controlled environment

ACOPIA HARVEST DESIGN IMPROVEMENTS

- Most commercial operations gear towards expensive high tech AI and robotics for high efficiency, making startup and replacement costs exuberant. Our model focuses on low cost high efficiency designs that can be adapted for both AI and human interaction

- We focus on flexibility and adaptability in our systems. The key components are our (River Flow) trays and (Teeth) plant receptacles which maximize the growing area within the trays as well as the overall growing capacity per square foot

- The River Flow design integrates known NFT and flood & drain styles into a versatile growing system. Instead of individual 2.5" x 5" x 48" square tubes, we simulate the bend on most river banks by providing curves and channels which allow the water to maintain a steady flow picking up oxygen and energy as it travels along the trays.

- The Saw Tooth design doubles the potential growing area normally available in most NFT system single channels increasing our production per cubic foot of grow-space

ACOPIA TECHNOLOGY: RIVER FLOW TRAYS









- River Flow trays implement both the NFT and flood & drain designs in a 4' x 8' area

- The trays are stackable which maximize the square foot production capacity depending on how tall a user needs the levels to be

- The saw tooth receptacle design allows for a maximum of 320 plants per every 32 square foot depending on plant variety to be grown

GRO-STAX SYSTEMS

Our "**Gro-Stax**" proprietary technology allows for the average enthusiast, novice or major producer/distributor to run and operate an urban farm or garden for personal use or mass production. The simplified approach to our systems lends itself to quick installation and operation.

Example of small-scale system:

- A basic small scale production system consists of 4 individual racks which occupy an area of 300 sq. ft.
- Actual space occupied by individual racks: 34 sq. ft. or 4'.2" x 8.2' (outside dimensions) x 10 ft. tall
- Each standard rack consists of 4 levels and each level holds one tray
- Actual beds or "growing trays" (4 per Rack) measure 4' x 8' each
- Standard rack height: 10 ft.
- Average plants grown per tray: 300
- 4 Racks = 1 Small Scale System and can grow an average of 4,800 plants
- Minimal space required for handling and walkways between racks measure 36"

COMMON LABOR CONDITIONS

General

- Stress is a major physical and mental health crisis for the American workforce
- 83% of workers reported feeling some level of stress at work
- 40% of workers reported their job was very or extremely stressful
- 25% of workers view their job as the number one stressor in their life
- 75% of workers believe there is more on-the-job stress than a generation ago
- 62% of workers end the day with some sort of work-related neck or back pain
- 54% of people said their work-related stress affects their life at home
- 66% of people reported their work-related stress lead to sleep deprivation

(Source: The American Institute for Stress)

Farming

- Higher workload with longer hours
- Uncertain outcomes (weather, soil, crop yield, etc.)
- Large debt loads
- Exposure to harmful chemicals and pesticides
- Exposure to fumes and gases from machinery
- Unequal returns to the market
- Sleep deprivation
- Handling dangerous equipment

FULL AUTOMATION IS A BARRIER TO EMPLOYMENT

General

- Industrial robot jobs increase by 14% each year
- Transportation, storage and manufacturing jobs are most at risk of losing jobs to automation
- 37% of workers are worried about losing their jobs due to automation
- Total hours worked by people will drop by 13% by 2022
- 20,000,000 manufacturing jobs will be lost by 2030
- Labor costs are cut by 50%. However, cost of additional equipment, maintenance and energy far outweigh this

Farming

- Higher upfront costs
- Higher regular costs of maintenance
- Wet conditions lower crop yields due to machine limitations
- Automation does not account for poor weather, poor soil or inconsistent crop yields

(Source: CNBC, Forbes, Fortunly)

OUR SEMI-AUTOMATED SYSTEM

- Previously mentioned, our semi-automated system adds a human element to the process.

- This creates meaningful and purposeful careers for people in the local community while also keeping upfront costs low.

- Fully-automated with the use of artificial intelligence and robotics can be made. These systems are far more costly and remove the human element while decreasing viable jobs for the local workforce.

- Acopia/PPM aspires to be profitable through human prosperity. We cannot achieve this if we are not creating opportunities for people and for our communities.

- The low stress job environment created by hydroponics is an added benefit for employees as stress affects work efficiency and the mental health of the employee.

CREATING LOW STRESS/THERAPEUTIC WORK ENVIRONMENTS

- Working with plants and flowers is a largely therapeutic and beneficial endeavor

- Gardening is positively correlated to relieving stress and anxiety

- Plants and flower arrangements assist in the recovery of hospital patients recovering from strokes and surgeries

- Military servicemen and women with PTSD have used gardening to relieve their anxiety and depression

- The workload in a hydroponic grow-room is manageable and stress-free

- Grow-rooms tend to be a tranquil and more relaxed environment

- Creating a nurturing environment is scientifically proven to boost mood and efficiency

SUPPORTING EDUCATION, COMMUNITY, JOB GROWTH

- In alliance with Roger Williams University (RWU), we have developed educational programs that offer both certificate and credit bearing courses based on our own, overall hydroponic technology and approach

- Starting in June of 2020, our certificate programs go into effect both online and at the RWU Providence campus. This programs gives students a high potential for employment after graduation as well as creating a pool of qualified industry technicians

- With our technology and business model, we offer any community sustainable social, environmental and economic impact



SUPPORTING LOCAL FOOD CULTURE

- Rhode Island and New England as a whole has seen a major shift in how its communities view nutrition and health. This has driven the local farm-to-table concept to be adapted by virtually every mid to high end restaurant. The titles "Organic" and "Locally Sourced" have become a critical driving factor in the behavior and choices by consumers

- Hydroponics in an urban setting is now being seen as a way to reduce carbon emissions while getting the freshest possible produce that no conventional farm can provide

- Fresh, clean produce without the use of pesticides, herbicides and bug-free has a premium connotation and, as such, consumers prefer these types of products from their grocery store as well as their favorite restaurants

- Providence, RI has become a mecca for trendy restaurants embracing this philosophy



Gracies Restaurant, Providence RI

PROVIDENCE RESTAURANT POTENTIAL

Restaurant	Lettuce/Week (lbs.)	Revenue/Week ($)	Revenue/Year
Massimo Ristorante	693.00	$3,866.94	$201,080.88
Spain Restaurant	309.38	$1,726.31	$89,768.25
Hemingways	346.50	$1,933.47	$100,540.44
Siena	288.75	$1,611.23	$83,783.70
The Capital Grille	738.05	$4,118.29	$214,151.14

* Lettuce is sold $2.79 per head. One pound is 2 heads of lettuce.

** This accounts for restaurants being slow more than half of the week as well as only a third of customers order salads.

MARKET TRENDS

- "The 2019 American Fitness Index for America's 100 largest cities, for instance, shows that only 17% of New York City's residents get their recommended daily portion of vegetables, compared with the top-ranked city in the category, Washington, D.C., wherein 30% of its residents do. Intriguingly, the same survey shows that New York City only has 18 farmers' markets per one million residents compared with Washington's 82. It does not help that the state of New York's production of vegetables, representing a measly 7% of its total agricultural output, does not come close to meeting the city's demand."

  [View Article](#)

- There are currently 2.2 million square feet of indoor farms operating across the globe, and that number is expected to increase almost tenfold to 22 million square feet in the next five years. A few years ago, many viewed vertical farming as largely theoretical. Today, the practice has blossomed into a major worldwide industry with a current market value shy of $15 billion annually.

  [View Article](#)

MARKET TREND: COVID -19

- Due to the current Covid-19 Pandemic, consumers are rethinking their daily habits and routine to incorporate healthier and more convenient options such as...

  - Curbside Pickups
  - Contactless Delivery
  - Meal Prep
  - Home Cooking
  - Reservation-Dining
  - Web and mobile app purchases

- Consumers are willing to pay more for a premium service or product if it has a higher level of safety and traceability.

- As food supply chains are interrupted, consumers need options they can rely on to be available, safe and healthy.

- Our system would allow restaurants the option to order produce in the exact quantities they need with same day harvest and delivery as to avoid waste and order minimums with current reservation-dining restrictions.

- This also allows restaurants prepare now and reopen with ease as lockdown restrictions loosen.

PROOF OF CONCEPT: CENTRAL FALLS (RI) FACILITY

- This facility houses our first working prototype which went into production in 2012

- The facility provided a real world platform by converting an existing 100 year old building into a functioning urban farm which allowed us to conduct continuous and redundant operation for 6 years

- To date, over 160 species of plants including fodder for cattle have been successfully grown

- Currently growing: kale, lettuce, basil, opal basil, mint, jalapenos, red chili peppers, edible flowers

- Currently selling to: HydroPUNC Café (RI), WhatsGood (RI), Mistral (Boston), Sorellina (Boston), Aquitaine (Boston), Saltie Girl (Boston), Rogue Island (RI)

- Our research and experience at this location gave us the knowledge necessary to fully understand the needs of the New England food industry as well as the trends that drive it





ABOUT OUR CENTRAL FALL (RI) FACILITY

- In 2017 in the same location, we opened up a fast, healthy restaurant called HydroP.U.N.C. (Produce Using No Chemicals) Café to highlight the benefits of growing, harvesting and serving food within the same facility.

- A true farm-to-table establishment offering a better option than organic labeled produce; clean vegetables with virtually no chance of natural or man-made contamination



ABOUT OUR CENTRAL FALL (RI) FACILITY

- As a result of the heightened demand for alternative methods of farming, we are re-introducing our facility to the local community with our proprietary updated equipment and expanding the existing production from 15,000 plant capacity to 32,000.

- We are repurposing an additional 2000 square ft. to achieve the expansion.

- This expansion would take roughly 8 weeks and will be known as the first phase of the Premium Produce Market

OPERATIONAL MODEL

- Local farm offering the New England food industry a guarantee of consistent flavor, nutrition, pesticide free, leafy produce as well as herbs, teas, microgreens, and edible flowers; 6 days a week, 52 weeks of the year

- Regional food industry can gain access through membership in a similar fashion as restaurant depot (Where Restaurants Shop)

- Simple mobile app will be offered for on-the-go orders and notifications of sales, promotions and general news

- Members will have constant access to exact inventory on hand and overall harvest times

- Members can also visit the location and select their produce in a cash and carry style

- Members benefit from choosing their order and paying online and have it delivered or self pick up

- Non-Entity Members (Individuals) may group their membership with family and friends to receive the same benefits as Entity Members (Restaurants)

ACCESSING PREMIUM PRODUCE MARKET

- **Tier 1:** All delivery fees* are included for members that commit to $5,000 yearly minimum purchases
- **Tier 2:** Delivery for all orders regardless of size and frequency will be included A $500.00 yearly membership
- **Tier 3:** Membership is free as part of any initial minimum online order of $100.00

	Yearly Orders (in USD)	Monthly Orders (in USD)	Delivery Fee	Membership Fee
Tier 3 – Friends & Families	Less than $5,000	Less than $417	$7.99 (Orders < $50) $11.99 (Orders $50 - $150) $13.99 (Orders $150+)	$99/year
Tier 2 – Small to Medium Sized Entities	$5,000 - $20,000	$417 - $1,668	N/A	$299/year
Tier 1 – Large Sized Entities	$20,000+	$1,668+	N/A	N/A

Note: Live plants that are harvested and delivered on the same day require special handling and specific packaging

OPTIONAL PPM MEMBER

- Optional growing and marketing exclusivity for high profile members such as hotel chains, restaurants, and event venues (specific produce such as tomatoes, peppers including other specialty plants can be grown under special contract)

- 30 day net billing is offered for qualifying customers with a 6% monthly financing fee. Cash & carry customers are excluded from this fee

- 10% discount for businesses that promote PPM and feature our products on their social media and in-house or external advertising

- 10% discounts for businesses that share cross promotions and incentives aimed to stimulate consumers' sustainable lifestyle and increase mutual sales as a result

- 10% discount for friends and family groups that share their PPM stories, benefits and food recipes using our produce

PROPOSED STRUCTURE MODELS

EXAMPLE OF IDEAL 2ND PPM LOCATION

- The ideal location for the 2nd Phase of PPM would be in the Northern Rhode Island Area with close access to highways in an economically depressed area
- The facility itself would be around 8,000 sift with 15ft+ ceilings to allow vertical stacking of our systems
- This facility would accommodate the growing demand for our service in the region









PROPOSED IDEAL LAYOUT PRODUCTION CONFICURATION

PROPOSED IDEAL LAYOUT PRODUCTION CONFIGURATION





PHASE DEVELOPMENT SUMMARY

- Phase 1.(A): Demolition of existing space to update and repurpose equipment and technology. This portion will initiate in June 2020.

- Phase 1.(B): Expansion, remodeling and updating of equipment at existing facility to increase production capacity. Construction and site preparation will require 8 weeks from start to finish (licensing and permitting would be in place prior to commencing) and end in late July 2020 allowing operations to resume at a higher capacity in August 2020.

- Phase 2.(A): A new location (at least 3 times larger) would need to be acquired. The same proper installation done in Phase I(b) to expand would need to be done here to allow for proper lab and growing conditions.

- Phase 2.(B): Installation of 12 racks and fine tuning of systems and equipment etc. will require 4 to 5 weeks. This period will allow for all remaining racks, removable mezzanine and systems to be installed with no additional preparation*

- Phase 3.: Installation of 39 racks and mezzanine will require 20 to 25 days

- Phase 4.: Installation of 51 racks and mezzanine will require 35 to 40 days

*Note: Germination of seeds would be conducted within the first stages of Phase 1. The germination room would be the first section to be built and finished. This will allow for transplanting of young plants into the first 12 racks. The process will continue from that point forward 6 days a week according to member quantity and production requirements



PHASE SUMMARY TIME LINE

Phase 1(A)	Phase 1(B)	Phase 2(A) & 2(B)	Phase 3	Phase 4
June 2020	July 2020	October - December 2020	January - March 2021	April - June 2021
Demolition Begins	Site Repurposing and Expansion Begins	New Site is Acquired and Repurposed	New Site Expansion Begins	New Site Final Expansion Begins

CURRENT FACILITY PHASE 1

Premium Produce Market: Phase 1

- Our current growing operation in Central Falls RI is the first phase of the Premium Produce Market

- This facility has acted as a prototype for the last 5 years and in the last year, has become a full working operation in its first phase

- This phase consists of testing systems, methodology, technology and ensuring quality growing remains a constant throughout

- Due to current market demand and a dramatic increase in business, an expansion is needed

- This expansion would replace our current racks with newer, more efficient systems as well as adding more racks to increase our total growing capacity from 22 trays to 100 trays

- These 100 trays would allow us to service more clients in a wider radius within New England as demand continues to grow

Expansion Comparison

Current Capacity: 22 Trays

- Italian Basil
- Opal & Tulsi Basil
- Butterhead & Fusion Lettuce
- Mountain Mint
- Dinosaur Kale
- Violas
- Marigolds
- Stevia
- Jalapenos & Ghost Peppers

Average sales capacity: $4,000 - $7,000/month

Expansion Capacity: 100 Trays

- Everything previously mentioned with an increase in Italian Basil, Mint, Kale, Lettuce and Hot Peppers
- Japanese Shiso
- Szechuan Buttons
- Anise Hyssop
- Chive Blossoms
- Bachelor Buttons

Average sales capacity : $16,000 - $30,000/month

PHASE 1 (A): CENTRAL FALLS LOCATION DEMOLITION AND REPURPOSING

- Removal, disposal, demolition and clean-up labor: $7,500

- Sheet rock, paint and flooring: $22,000

- Materials: $62,000

- Back-up Generator: $8,000

- Plumbing for Rain Collection Units: $6,200

- Electrical: $8,300

- Installation of 2nd Heating and Air Conditioning Duct: $14,300

- Growing supplies (seeds, grodan, nutrients): $5,000

- Wages: $40,000

- **Total Cost: $173,300**

PHASE 1 (B): EXPANSION AND INSTALLATION OF UPDATED TECHNOLOGY

- 100 Trays: $13,500
- 20 Racks: $8,320
- 400 Lights: $30,000
- 40 Reservoirs: $2,450
- 1,900 Teeth: $19,000
- 34,200 Baskets: $3,420
- **Total Cost: $76,690**
- **Total Cost including Phase I(a): $249,990**

PHASE 1 SUMMARY

	Phase 1(A)	Phase 1(B)
Time	2 – 4 Weeks	4 – 6 Weeks
Capital	$173,300	$76,690
# of Racks	N/A	20
# of Trays	N/A	100

Equipment Needed to Expand

100 Trays: $13,500

20 Racks: $8,320

400 Lights: $30,000

40 Reservoirs: $2,450

1,900 Teeth: $19,000

34,200 Baskets: $3,420

Total Cost: $76,690

Upfront cost: $76,690

Conservative sales: $15,000/month

Time needed to germinate and grow: 2 months

Time of return on upfront cost: **7 months**

PHASE 1, PROJECT REVENUE

CONSERVATIVE MONTHLY SALES

- Gross Monthly Revenue = $24,858.07

- Gross Annual Revenue = $298,296.84

- Total Average Monthly Expenses = $14,825.06

- Total Average Annual Expenses = $177,900.72

- Net Monthly Profit = $10,033.01

- Net Annual Profit = $120,396.16

- Gross Annual Revenue per Operational Square Foot = $151.42/sq ft

- Total Annual Expenses per Operational Square Foot = $90.31/sq ft

- Net Annual Profit per Operational Square Foot = $61.11/sq ft

- **$250,000 Investment, 100% ROI is realized in 25 months**

*This is a projection using 55% Basil Growth, 25% Mint Growth and 20% Romaine Lettuce Growth

** Actual figures depend on produce grown and sold

NEW FACILITY, PHASE 2-3

PHASE 2(A): SITE PREPARATION

Estimated Site Preparation Cost = $188,000

- Painting of walls, floors and ceiling = $10,500
- Insulation = $5,500
- Cameras = $12,000
- Germination room including shelving = $ 3,800
- Systems core wiring = $7,000
- Water management / plumbing and drainage = $7,800
- HVAC = $27,000
- Air intake and exhaust including high speed ceiling fans = $8,400
- Partitions and doors = $6,800
- Displays, stands, counters, monitors , registers and signage = $ 30,000
- Handling equipment, ladders, wheel carts, maintenance tools =$ 5,000
- Second level access mezzanine with removable sections including removable stairs = $ 22,000
- Four 22kW backup generators = $18,000
- installation of Six 3,000-gallon rain collection systems = $19,200
- Misc. supplies =$5,000

PHASE 2 (B): INSTALLATION OF 12 RACKS 108 TRAYS

Equipment and Labor Cost= $102,487

- Racks (12) = $4,992
- Trays (108) = $14,580
- Reservoirs (36) = $ 2,200
- Lighting (432)= $32,400
- Teeth (2,052) = $20,520
- Baskets (34,560)= $3,663
- Grodan* (34,560) = $1,590
- Misc. equipment, meters readers etc. = $13,662
- Labor =$ 8,880

*Grodan is a medium made from Rockwool and used to support the germination and growth of the plant

PHASE 3: INSTALLATION OF 39 RACKS (351 TRAYS)

Equipment and Labor Cost = $333,081

- Racks (39) = $16,224
- Trays (351) = $47,385
- Reservoirs (117) = $7,148
- Lighting (1,404) = $105,300
- Teeth (6,669) = $66,690
- Baskets (112,320) = $11,906
- Grodan (112,320) = $5,167
- Misc. equipment, meters readers etc. = $44,401
- Labor = $28,860

PHASE 4: INSTALLATION OF 51 RACKS (459 TRAYS)

Equipment and Labor Cost = $435,568

- Racks (51) =$21,216
- Trays (459) = $61,965
- Reservoirs (153) = $9,348
- Lighting (1,836) = $137,700
- Teeth (8,721) = $87,210
- Baskets (146,880) = $15,569
- Grodan (146,880) = $6,756
- Misc. equipment, meters readers etc. = $58,064
- Labor = $37,740

PHASE 2 - 4 SUMMARY

	Phase II(a)	Phase II(b)	Phase III	Phase IV	Total
Time (months)	2 Months	6 Months	18 Months	24+ Months	36+ Months
Capital ($)	$188,000	$93,607	$304,221	$397,828	$983,656
Labor Costs ($)	$44,600	$8,880	$28,860	$37,740	$120,080
# of Racks	N/A	12	39	51	102
# of Trays	N/A	108	351	459	918

NEW FACILITY: MARKET EXPANSION COST

- The initial investment for **"Premium Produce Market"** is **$1,103,736**
- An additional $396,000 would be added for 3 months of operational expenses as a contingency fund for an overall investment of **$1,499,736**
- Return on investment can be paid back within the first 3 years of operation
- Conservatively 12% of the gross revenue can be allocated to the investment payback within the first 6 months of operation

Example: Total 102 Racks (9 levels)

60% Italian basil growth ($3.39/oz.) = 61 racks

25% mint growth ($2.39/oz.) = 26 racks

15% lettuce growth ($2.79/head) = 15 racks

= **$5,881,320** gross revenue per year or **$490,110** gross revenue per month

Note: This is a moderate estimate. More aggressive estimates would include edible flowers, which have a higher mark-up and higher demand, allowing for increased scaling. More conservative estimates would account for a 50% decrease in sales due to fewer members/clients purchasing produce on a regular basis.

MARKETING

Year	Marketing Source	Budget ($/month)	Result
1	Cold-calling*, Google Adwords, Facebook Ads, Instagram Ads, E-Mail Retargeting, Search Engine Optimization, Direct Mailing *Initial year will focus on a robust face-to-face promotion strategy	$3,500	• Gather emails for retargeting campaigns • Promote facility and produce • Initiate cross-promotional incentive program • Attract prospective clients
2	Google Adwords, Facebook Ads, Instagram Ads, E-Mail Retargeting, Search Engine Optimization, Direct Mailing, Trade-show participation	$4,500	• Build upon year one foundation • Expand and scale operations • Build on cross promotional alliances
3	Google Adwords, Facebook Ads, Instagram Ads, E-Mail Retargeting, Search Engine Optimization, Direct Mailing, Trade-show participation	$7,000	• Build upon year two • Promote loyalty/ rewards program to maintain clients long-term • Further expansion • Stretch supply area

*Marketing will be primarily operated by upper and middle management, due to experience and history with various forms of marketing, as well as specialized marketing agencies with relevant experience that will develop our brand and reach our target customers.

OPERATIONAL CONTINGENCIES

- Six 3,000-gallon rain collection tanks will hold a total of 18,000-gallons in case of emergency. This will mitigate any potential product loss in case of unforeseen calamity that may cause the loss of water
- Four 22kW Generators will be able to maintain essential system operations to keep production life cycles stable during extreme storms and power outages.

ESTIMATED OPERATIONAL MONTHLY COSTS

Electricity* = $17,850

Water* = $5,100

Sewage* = $5,100

Nutrients = $5,500

Supplies =$5,500

Maintenance= $5,000

Insurance = $1,700

Labor = $72,000

Taxes = $2,000

Misc. Costs = $5,250

Marketing = $7,000

Total Monthly Operational Costs: $132,000

Annual Operational Costs: $1,584,000

*Energy consumption costs based on Rhode Island rates, and may vary state to state

PROJECTED REVENUE

- Gross Monthly Revenue = $490,110

- Gross Annual Revenue = $5,881,320

- Total Average Monthly Expenses = $132,000

- Total Average Annual Expenses = $1,584,000

- Net Monthly Profit = $358,110

- Net Annual Profit = $4,297,320

- Gross Annual Revenue per Operational Square Foot = $1,144.23/sq. ft.

- Total Annual Expenses per Operational Square Foot = $308.17/sq. ft.

- Net Annual Profit per Operational Square Foot = $836.05/sq. ft.

NEW FACILITY: INVESTMENT ALLOCATION

Time (Months)	# of Racks	Production Capacity (%)	Pay down of Start-up Cost	Gross Monthly Revenue Allocated to Return of Investment (%)	Estimated Monthly Sales ($, minus 2% loss)	Gross Monthly Revenue after ROI Allocation ($)	Estimated Monthly Expenses ($)	Estimated Monthly Net Profits ($)
6	12	11%	$1,499,736	12%	$52,833.86	$46,493.80	$15,938.82	$30,554.98
12	51	50%	$1,461,695.62	12%	$240,153.90	$211,335.43	$67,740	$143,595.43
18	51	50%	$1,288,784.81	15%	$240,153.90	$204,130.82	$67,740	$136,390.82
24	102	100%	$1,072,646.30	15%	$480,307.80	$408,261.63	$135,480	$272,781.63
30	102	100%	$640,369.28	20%	$480,307.80	$384,246.24	$135,480	$248,766.24
36	102	100%	$63,999.92	20%	$480,307.80	$384,246.24	$135,480	$248,766.24

CORPORATE STRUCTURE



PPM

Investors

Group/Individuals that hold equity stake in an individual facility and first investment rights in any additional facilities or projects.

C-Suite

Executives that oversee the day-to-day operations, long-term vision, sales, marketing, financials, etc.

Board of Advisors

Investment board of advisors that will assist the C-Suite with long-term decision making as well as establish connections and relations with interested parties

Conclusion

PPM holds a sensible, straight line approach to a much-needed service, not only in New England but across America.

This model can be replicated in any city and, as such, these cities would open doors to this model offering various kinds of incentives and support.

The news of this first location will garner other communities to invite us into their cities so we can contribute to their social, environmental and economic success.

We thank you for your consideration

Allena Buchholz CEO   allenak@gmail.com
Ameth Alzate, *Director of International Business*   ameth@ibaglobalus.com
Melissa Arias, *Director of Operations*   melissa.arias@ibaglobalus.com
Angel Vega, *Director of Public Relations & Sales*   angel.vega@ibaglobalus.com